Filed by Daily Mail & General Trust plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Capri Listco
Commission File No. 333-256152

The following are relevant excerpts from Daily Mail & General Trust plc’s nine month trading update released on July 22, 2021 and available in full on its website at https://www.dmgt.com/investors/.

Investments: planned listing of Cazoo

In March 2021, Cazoo, the UK online car retailer, announced its intention to become publicly listed on the New York Stock Exchange (NYSE)11. The transaction requires the approval of the shareholders of AJAX and Cazoo and is subject to other customary closing conditions. It is expected to close in the current quarter to September 2021. If the proposed transaction proceeds and DMGT’s holding in the listed Cazoo is valued at the US$10.00 per share issue price, the combined value in net cash proceeds and shares in the listed Cazoo that DMGT will receive on closing is expected to be approximately US$1.35 billion. Lock-up restrictions are expected to apply for five to six months after Cazoo becomes listed.

11 On 29 March 2021, Cazoo announced a definitive business combination agreement with AJAX I (AJAX), a publicly traded special purpose acquisition company (SPAC) listed on the New York Stock Exchange. The transaction values the combined company at a pro forma equity value of approximately US$8.1bn at US$10.00 per share. If the proposed transaction proceeds and DMGT’s holding in the listed Cazoo is valued at the US$10.00 per share issue price as per the committed private investment in public equity (PIPE), the combined value in cash proceeds and shares in the listed Cazoo that DMGT will receive on closing is expected to be approximately US$1.35bn. The closing share price of AJAX on 21 July 2021 was US$9.93.

It is likely that DMGT will receive some cash proceeds on closing, but the amount will depend on a number of factors, including redemptions by AJAX shareholders, if any, as well as DMGT’s election and those of other shareholders with respect to receipt of cash consideration. The split between cash and shares in the listed Cazoo remains uncertain. For illustrative purposes, however, if DMGT were to participate on a pro rata basis and there were no redemptions by AJAX’s shareholders, DMGT would receive approximately US$90m net cash on closing and would hold a stake equivalent to approximately 16% of the common stock of the listed Cazoo, on a fully diluted basis.

Additional information about the proposed transaction is available on Cazoo’s website at www.cazoo.co.uk/investors.

Additional information in respect of Cazoo and AJAX I and where to find it

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I and Capri Listco (“Listco”). In connection with the proposed business combination, Listco filed a registration statement on Form F-4 that includes a proxy statement of AJAX I in connection with AJAX I’s solicitation of proxies for the vote by AJAX I’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX I shareholders and Listco and AJAX I will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX I and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX I may be obtained free of charge from AJAX I’s website at https://ajaxcap.com or by written request to AJAX I at 667 Madison Avenue, New York, NY 10065, United States of America and documents filed by DMGT may be obtained free of charge by written request to DMGT at Northcliffe House, 2 Derry Street, London W8 5TT.